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                             December 18, 2023

       Robert Blue
       Chief Executive Officer
       Virginia Electric and Power Company
       120 Tredegar Street
       Richmond, Virginia 23219

                                                        Re: Virginia Electric
and Power Company
                                                            Virginia Power Fuel
Securitization, LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed November 22,
2023
                                                            File Nos.
333-275727 and 333-275727-01

       Dear Robert Blue:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-1

       Form of Prospectus
       Prospectus Summary
       Issuance of additional deferred fuel cost bonds under the Securitization Statute, page 16

   1. We note your disclosure that you are not permitted under the financing order to issue, and the Securitization
Statute does not provide for the issuance of, additional deferred fuel cost bonds. However,
your disclosure on page 101 of your form of prospectus regarding the covenants that the
seller will make in the sale agreement suggests that additional deferred fuel cost
bonds or similar bonds could be issued if the rating agency condition has been satisfied.
Please revise your form of prospectus as necessary to resolve this apparent discrepancy or
tell us why these statements are not contradictory.
 Robert Blue
FirstName  LastNameRobert   Blue
Virginia Electric and Power Company
Comapany18,
December   NameVirginia
               2023       Electric and Power Company
December
Page 2     18, 2023 Page 2
FirstName LastName
Security for the Deferred Fuel Cost Bonds
Pledge of Collateral, page 86

2. We note that, in addition to the deferred fuel cost property, the bonds will also be secured by "the collection account, relating to the bonds and established under the indenture, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the
         Securities Act.
The Sale Agreement
Covenants of the Seller, page 100

3. We note your disclosure that the seller will covenant in the sale agreement that, so long as any of the bonds are outstanding, the seller will not sell any additional deferred fuel cost property or similar property to secure another issuance of deferred fuel cost bonds or similar bonds unless the rating agency condition has been satisfied. Please confirm that any additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.
Part II - Information Not Required In Prospectus
Item 14. Exhibits, page II-2

4.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
5. We note your disclosure on page 61 of your form of prospectus that the forms of the bond, the indenture and the supplemental indenture have been filed as exhibits to your registration statement. However, your list of exhibits does not include a form of the supplemental indenture. Please confirm that the form of supplemental indenture will be attached as an exhibit to the form of indenture, or else file a form of supplemental indenture as an exhibit to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Blue
Virginia Electric and Power Company
December 18, 2023
Page 3

       Please contact Komul Chaudhry at 202-551-4746 or Benjamin Meeks at 202-551-7146
with any other questions.



FirstName LastNameRobert Blue                         Sincerely,
Comapany NameVirginia Electric and Power Company
                                                      Division of Corporation
Finance
December 18, 2023 Page 3                              Office of Structured
Finance
FirstName LastName